November 17, 2015

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KITOV PHARMACEUTICALS HOLDINGS LTD.
Registration Statement on Form F-1 (Registration No. 333-207117) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Kitov Pharmaceuticals Holdings Ltd. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on November 19, 2015, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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